UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 144


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                                                                                                                SEC USE ONLY
                           NOTICE OF PROPOSED SALE OF SECURITIES                                          ------------------------
                     PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933
                                                                                                          DOCUMENT SEQUENCE NO.
ATTENTION:  Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale
            directly with a market maker.                                                                 CUSIP NUMBER


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
1(a) NAME OF ISSUER (Please type or print)             (b) IRS IDENT. NO.       (c) S.E.C. FILE NO.       WORK LOCATION

     The Goldman Sachs Group, Inc.                          134019460                001-14965
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1(d) ADDRESS OF ISSUER          STREET                 CITY                STATE         ZIP CODE           (e) TELEPHONE NO.
                                                                                                            AREA CODE       NUMBER
                                85 Broad Street        New York             NY            10004               (212)        902-1000
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2(a) NAME OF PERSON FOR        (b) IRS IDENT. NO.      (c) RELATIONSHIP     (d) ADDRESS STREET        CITY       STATE      ZIP CODE
     WHOSE ACCOUNT THE                                     TO ISSUER
     SECURITIES ARE TO
     BE SOLD

     Sumitomo Bank Capital        133380138                Stockholder          277 Park Ave         New York      NY         10172
     Markets, Inc.
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INSTRUCTION:  The person  filing this notice  should  contact the issuer to obtain the IRS Identification Number and the S.E.C. File Number.


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3(a)            (b)                        SEC USE ONLY    (c)                (d)           (e)           (f)            (g)
                                           ------------
                Name and Address of
                Each Broker Through                                                      Number of                    Name of
                Whom the Securities                                        Aggregate     Shares or    Approximate     Each
Title of the    are to be Offered or                    Number of Shares   Market        Other Units  Date of Sale    Securities
Class of        Each Market Maker who                   or Other Units     Value         Outstanding  (See instr.     Exchange
Securities      is Acquiring the        Broker-Dealer   To Be Sold         (See instr.   (See instr.  3(f))           (See instr.
To Be Sold      Securities              File Number     (See instr. 3(c))  3(d))         (3(e))       (MO. DAY  YR.)  3(g))
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Common          Goldman, Sachs & Co.                     1,500,000       $168,150,000(1)  483,474,693   02/06/01       None(2)
                85 Broad Street
                New York, NY 10004
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(1) Value as of the close of trading on February 5, 2001.
(2) Although the common stock of The Goldman Sachs Group, Inc. is traded on the
    NYSE, the securities being sold will not be sold on the NYSE.
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INSTRUCTIONS:

1. (a) Name of Issuer
   (b) Issuer's I.R.S. Identification Number
   (c) Issuer's S.E.C. file number, if any
   (d) Issuer's address, including zip code
   (e) Issuer's telephone number, including area code

2. (a) Name of person for whose account the securities are to be sold
   (b) Such person's I.R.S. identification number, if such person is an entity
   (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
   (d) Such person's address, including zip code

3. (a) Title of the class of securities to be sold
   (b) Name and address of each broker through whom the securities are intended to be sold
   (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
   (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
   (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
   (f) Approximate date on which the securities are to be sold
   (g) Name of each securities exchange, if any, on which the securities are intended to be sold


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                         TABLE I--SECURITIES TO BE SOLD

              Furnish the following information with respect to the
                acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:


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

                                                          Name of Person
                                                          from Whom Acquired
Title of   Date You   Nature of Acquisition             (if gift, also give       Amount of            Date of   Nature of
the Class  Acquired   Transaction                       date donor acquired)      Securities Acquired  Payment   Payment
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

Common     05/05/99   Sumitomo Bank Capital Markets,    The Goldman Sachs         37,865,414           05/05/99  Exchange of a
                      Inc. ("SBCM") acquired the        Group, Inc.                                              limited partnership
                      shares of common stock upon the                                                            interest in The
                      succession of The Goldman Sachs                                                            Goldman Sachs
                      Group, Inc. to the business                                                                Group, L.P.and
                      of The Goldman Sachs Group, L.P.,                                                          certain of its
                      in which SBCM held a limited                                                               affiliates.
                      partnership interest.


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INSTRUCTIONS:   If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.




              TABLE II -- SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.


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
                                                                                            Amount of
Name and Address of Seller           Title of Securities Sold            Date of Sale       Securities Sold       Gross Proceeds
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

N/A                                     N/A                                N/A                 N/A                 N/A


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REMARKS:
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INSTRUCTIONS:
See the definition of "person" in paragraph(a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales (for the account of the person filing notice.

                                February 6, 2001
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                                 DATE OF NOTICE


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ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

                      /S/ Naoyuki Kawamoto
                      -------------------------------------
                      Naoyuki Kawamoto
                      Chairman


 The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
     Any copies not manually signed shall bear typed or printed signatures.


ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)